EXECUTION VERSION

Amendment Agreement to Draft Term Sheet: Equity Financing Mechanism (Agreement)

Whereas WISeKey International Holding Ltd (WISeKey) and arago GmbH (arago) (WISeKey and arago each a Party and together the Parties) have entered into an Equity Financing Mechanism Agreement (the Financing Agreement) dated 02 April 2021 pursuant to which the Parties have agreed on the mechanism and terms for WISeKey to provide equity financing to arago;

Whereas WISeKey has so far provided to arago an amount of 1,232,704.32 Euro for the purposes of repaying the Harbert loan and 1,111,214.03 Euro for arago’s operational funding requirements (the Existing Equity Funding) under the Equity Financing Agreement;

Whereas Hans-Christian Boos through Aquilon Invest GmbH and OGARA GmbH (together the Affiliates) has the right to sell to WISeKey its remaining stake in arago currently amounting to ~49% of arago’s entire share capital (the HCB Stake) in exchange of 12,327,506 WISeKey class B shares (the Put Option).

The Parties have agreed on an additional equity financing to arago up to a total amount of 7,500,000 Euro and therefore wish to amend the Financing Agreement as follows:

1.	WISeKey shall facilitate additional equity financing for an additional amount of up to 5,200,000 Euro (the Future Equity Financing), to address the cash requirements and debts of arago by way of a convertible loan (as further specified below).

2.	The Future Equity Financing will be provided (i) as a lump sum payment in the amount of 1,000,000 Euro upon signing of this Agreement to clear the historic backlog of unpaid invoices, personnel costs, severance charges, social charges and similar expenses (as set out in Annex 1), (ii) additional payments in the sum of 500,000 Euro to clear the balance of the historic backlog of unpaid invoices, personnel costs, severance chargers, social charges and similar expenses (as set out in Annex 1) to be made as and when these items are both confirmed and fall-due and (iii) monthly instalments on the 1st trading day of the month in the amount of (A) 308,176.08 Euro for the purpose of repaying the Harbert loan (the Debt Costs) and (B) 330,000 Euro for operational funding requirements based upon the forecast presented by arago on the 7th July 2021 (as set out in Annex 2, Slide 4) (Operational Costs).

3.	The amounts paid as Debt Costs and Operational Costs may be reduced by arago at any time if not required by arago, whereby any reduced Operational Costs can be carried forward to the future months.

4.	All payments made to third parties by arago using the funds, regardless of the amount, provided as part of this Agreement will still require approval by WISeKey’s CFO or CEO.

5.	The Hiring Investments and Replacement Hires attached hereto as Annex 3 (ref: Slide 21, Agreed to Hiring Investments and Replacement Hires) will be implemented and executed by the management of arago without further approval from any of the arago shareholder, provided that the following conditions are met: (i) the monthly operational funding requirements of arago will not exceed 330,000 Euro and (ii) all new hires will be subject to a six-month probation period.

6.	Subject to the terms and conditions set forth in this Agreement, WISeKey as lender hereby grants to arago as borrower a convertible loan in an aggregate amount of the sum of the Existing Equity Funding and the Future Equity Funding (together the Equity Funding) (the Convertible Loan). Whereby the Existing Equity Funding has already been paid out, and the outstanding amount of the Convertible Loan will be paid out and shall become due and payable according to section 2.

7.	The Convertible Loan shall have a term of 31 December 2021 (the Term). arago (or any of its shareholders or affiliates) shall have the right to repay any outstanding amount under the Convertible Loan prior to the end of the Term. Any outstanding amount under the Convertible Loan after the end of the Term (such amount the Conversion Amount) may, at the discretion of WISeKey, be converted in accordance with section 8 at any time.

8.	The Conversion Amount may be converted into WISeKey class B shares and deducted from the right under the Put Option and the HCB Stake reduced accordingly to match the reduced Put Option, subject to and in accordance with the following provisions (the Conversion):

a.	The Put Option may be reduced by such number of WISeKey class B shares as corresponds to the quotient of (i) the Conversion Amount, converted into Swiss francs, divided by (ii) the Conversion Price. The Conversion Price shall be the VWAP of one WISeKey class B share as quoted on the SIX Swiss Exchange during the twenty (20) consecutive SIX Swiss Exchange trading days until (and including) 30 December 2021, rounded down to the next integral number (such amount of shares the Reduction Shares);

b.	Hans-Christian Boos himself or through the Affiliates will transfer to WISeKey the portion of the HCB Stake corresponding to the amount of Reduction Shares, whereby the conversion rate shall correspond to the quotient of (i) the amount of 12,327,506 WISeKey class B shares, divided by (ii) the amount of arago shares comprising the HCB Stake. Such quotient shall represent the amount of WISeKey class B shares equivalent to one (1) arago share (the Conversion Rate).

9.	The Parties agree that Hans-Christian Boos shall explore possibilities to enter into term sheet negotiations with interested parties with the intention to secure an alternative investment for arago or to sell arago prior to the end of the Term.

10.	In case no promising term sheet for an investment or sale opportunity has been presented to WISeKey until 30 November 2021, WISeKey shall have the right to start reducing the funding provided for any future Operational Costs set out in section 2, to the extend this does not lead to an insolvency of arago.

EXECUTION VERSION

Signature page

Amendment Agreement

WISEKEY INTERNATIONAL HOLDING AG /s/ Carlos Moreira	/s/ Peter Ward
Name: Carlos Moreira Title: CEO Date: 27.07.2021	Name: Peter Ward Title: CFO Date: 27.07.2021
ARAGO GMBH /s/ Peter Ward	/s/ Hans-Christian Boos
Name: Peter Ward Title: Prokurist Date: 27.07.2021	Name: Hans-Christian Boos Title: Managing Director Date: 28.07.2021
HANS-CHRISTIAN BOOS /s/ Hans-Christian Boos
Name: Hans-Christian Boos Date: 28.07.2021

Annex 1

Historic Backlog